Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 27, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
20/09/2021	10,000	181.9152	1,819,152.00	4,846	212.7002	1,030,745.17	880,151.28	14,846	181.8202	2,699,303.28
21/09/2021	321	181.2656	58,186.26	—	—	—	—	321	181.2656	58,186.26
22/09/2021	10,000	182.5974	1,825,974.00	4,100	215.8819	885,115.79	754,638.75	14,100	183.0222	2,580,612.75
23/09/2021	3,985	184.8266	736,534.00	—	—	—	—	3,985	184.8266	736,534.00
24/09/2021	4,000	184.2158	736,863.20	—	—	—	—	4,000	184.2158	736,863.20
Total	28,306	182.8838	5,176,709.46	8,946	214.1584	1,915,860.96	1,634,790.03	37,252	182.8492	6,811,499.49

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till September 24, 2021, the total invested consideration has been:
•Euro 117,383,881.72 for No. 676,701 common shares purchased on the MTA
•USD 35,085,412.22 (Euro 29,477,402.39*) for No. 166,566 common shares purchased on the NYSE.

As of September 24, 2021, the Company held in treasury No. 9,755,778 common shares equal to 3.79% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until September 24, 2021, the Company has purchased a total of 4,570,452 own common shares on MTA and NYSE for a total consideration of Euro 650,283,517.27.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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